FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2024

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated February 19, 2024

Item 1

Santander increases its cash dividend per share by 50% for 2023 and launches a new €1.5 billion share buyback

•	Santander submits a final cash dividend for 2023 of 9.50 euro cents per share for approval at the forthcoming annual general meeting (AGM).

•	With this new payment and the new share buyback, the bank’s shareholder remuneration for the 2023 results will total over €5.5 billion, approximately 50% of the group attributable profit in that year[1 and representing an equivalent yield of approximately 10%[2].

•	The board of directors of Banco Santander also submits the appointments of Carlos Barrabés and Antonio Weiss as new independent directors for approval at the AGM.

Madrid, 19 February 2024 - PRESS RELEASE

The board of directors of Banco Santander today announced its decision to submit a final cash dividend for 2023 of 9.50 euro cents per share for approval at the forthcoming annual general meeting (AGM), expected to be held on 22 March 2024. As a result, the total cash dividend per share charged to 2023 results will be 17.60 euro cents, an increase of approximately 50% compared to the cash dividend against 2022. Furthermore, the bank has received the regulatory approval to execute a share buyback programme for an approximate amount of €1.5 billion, which will be launched on Tuesday 20 February 2024.

The final cash dividend will be paid on 2 May 2024 and the shareholder remuneration against the 2023 results will total over €5.5 billion, representing an equivalent yield of approximately 10%2. Once the new share buyback programme is completed by next June, Santander will have repurchased approximately 11% of its outstanding shares since 2021.

With these new payments, Santander’s payout ratio (the proportion of earnings distributed to shareholders) increases from 40% to 50% of attributable profit1, consistent with the new remuneration policy announced at the bank’s Investor Day a year ago.

Ana Botín, Banco Santander executive chair, said: “Our strategy and competitive advantages have proven to deliver sustainable, increasing profitability and growth, year after year. After record performance in 2023, we continue to invest for future growth while increasing shareholder returns, returning more than €5.5 billion through dividends and buybacks, which represents an equivalent yield of approximately 10%. We are already seeing good progress in 2024 and expect to achieve all our targets for this year, including a return on tangible equity of 16%.”

New board members

The board of directors of Banco Santander also submitted the appointments of Carlos Barrabés and Antonio Weiss as new independent directors for approval at the AGM, subject to regulatory authorisations. Mr Barrabés and Mr Weiss will fill the vacancies that will be left by Bruce Carnegie-Brown, who will be stepping down after this year’s AGM, and Ramiro Mato, who has also informed of his intention to not stand for re-election and leave the board of directors after the AGM, once the regulatory approval for the appointment of Antonio Weiss is obtained.

Mr Barrabés is considered an influential e-commerce pioneer. He brings vast experience of the Spanish market, especially in digitalization and innovation, with a focus on using technology for socio-economic development, promoting talent, and helping people and institutions get the most out of the digital transformation. Mr Weiss brings extensive experience of the US market, which is one of the group's strategic markets, and in particular in the financial sector, where he has held different executive positions, and in relevant public policy matters.

______________________

1 The bank’s shareholder remuneration policy is approximately 50% payout of the group net attributable profit (excluding the impacts that do not affect cash or capital ratios directly), split in approximately equal parts in cash dividends and share buybacks. Implementation of this policy is subject to future corporate and regulatory decisions and approvals.

2 Per Banco Santander's market capitalization on 16 February 2024.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid)
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Ana Botín said: “It has been a real privilege and honor to have Bruce as our lead director and very much appreciate his outstanding contribution and counsel to our progress over almost a decade. We are also very grateful to Ramiro for his contribution to Santander’s board and we will miss them both. Carlos and Antonio bring great innovation and digital expertise and financial capabilities as well as business experience to our board of directors. I look forward to working together.”

Santander’s board of directors has 15 members, of which two thirds are independent. Members provide a broad variety of professional expertise and diversity in nationality and skills. Furthermore, 40% of its members are women.

Note to editors:

Carlos Barrabés is president and founder of Grupo Barrabés, which offers advisory services to large companies in digital transformation, innovation, new technologies and e-commerce and internet, as well as to SMEs in innovation and efficient use of technology in business processes. He has been a member of the board of directors of the business unit of Santander Spain, of the advisory board of Vodafone, director of the Master Strategic Design Lab of the European Institute of Design and of the MBA program at the School of Industrial Organization in Madrid. Mr Barrabés was born in Spain in 1970.

Antonio Weiss is a partner in investment firm SSW and a research fellow at Harvard Kennedy School’s Mossavar-Rahmani Center. He served in the Obama Administration as Counselor to the Secretary of the U.S. Department of the Treasury, where he oversaw the department of Domestic Finance. Previously, Mr. Weiss served for over twenty years in various leadership roles at Lazard in New York and Paris, including as Global Head of Investment Banking. Mr. Weiss is a director of The Volcker Alliance, a trustee of the Citizens Budget Commission and a member of the Council on Foreign Relations. He is a trustee and past publisher of the leading literary quarterly, The Paris Review. He was born in New York in 1966 and is a dual citizen of the U.S. and Italy.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid)
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Important information

Non-IFRS and alternative performance measures

This document contains financial information prepared according to International Financial Reporting Standards (IFRS) and taken from our consolidated financial statements, as well as alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures. The APMs and non-IFRS measures were calculated with information from Grupo Santander; however, they are neither defined or detailed in the applicable financial reporting framework nor audited or reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider them to be useful metrics for our management and investors to compare operating performance between periods. APMs we use are presented unless otherwise specified on a constant FX basis, which is computed by adjusting comparative period reported data for the effects of foreign currency translation differences, which distort period-on-period comparisons. Nonetheless, the APMs and non-IFRS measures are supplemental information; their purpose is not to substitute IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. APMs using ESG labels have not been calculated in accordance with the Taxonomy Regulation or with the indicators for principal adverse impact in SFDR. For further details on APMs and Non-IFRS Measures, including their definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2022 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on 1 March 2023 (https://www.santander.com/content/dam/santander-com/en/documentos/informacion-sobre-resultados-semestrales-y-anuales-suministrada-a-la-sec/2023/sec-2022-annual-20-f-2022-en.pdf), as well as the section “Alternative performance measures” of Banco Santander, S.A. (Santander) Q4 2023 Financial Report, published on 31 January 2024 (https://www.santander.com/en/shareholders-and-investors/financial-and-economic-information#quarterly-results). Underlying measures, which are included in this document, are non-IFRS measures.

The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the businesses included and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries.

Forward-looking statements

Santander hereby warns that this document contains “forward-looking statements” as per the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements can be understood through words and expressions like “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future”, “commitment”, “commit”, “focus”, “pledge” and similar expressions. They include (but are not limited to) statements on future business development, shareholder remuneration policy and NFI.

While these forward-looking statements represent our judgement and future expectations concerning our business developments and results may differ materially from those anticipated, expected, projected or assumed in forward-looking statements.

In particular, forward looking statements are based on current expectations and future estimates about Santander’s and third-parties’ operations and businesses and address matters that are uncertain to varying degrees and may change, including, but not limited to (a) expectations, targets, objectives, strategies and goals relating to environmental, social, safety and governance performance, including expectations regarding future execution of Santander’s and third-parties’ (including governments and other public actors) energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third-parties’ businesses related thereto; (b) Santander’s and third-parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions, which may be affected by conflicting interests such as energy security; (c) changes in operations or investments under existing or future environmental laws and regulations; (d) changes in rules and regulations, regulatory requirements and internal policies, including those related to climate-related initiatives; (e) our own decisions and actions including those affecting or changing our practices, operations, priorities, strategies, policies or procedures; and (f) the uncertainty over the scope of actions that may be required by us, governments and others to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and governmental standards and regulations.

In addition, the important factors described in this document and other risk factors, uncertainties or contingencies detailed in our most recent Form 20-F and subsequent 6-Ks filed with, or furnished to, the SEC, as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward-looking statements anticipate, expect, project or assume.

Forward-looking statements are therefore aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this document, are informed by the knowledge, information and views available on such date and are subject to change without notice. Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise, except as required by applicable law. Santander does not accept any liability in connection with forward-looking statements except where such liability cannot be limited under overriding provisions of applicable law.

Not a securities offer

This document and the information it contains does not constitute an offer to sell nor the solicitation of an offer to buy any securities.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid)
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Past performance does not indicate future outcomes

Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or results (including earnings per share) will necessarily be the same or higher than in a previous period. Nothing in this document should be taken as a profit and loss forecast.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid)
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	February 20, 2024	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Regulatory Compliance